UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                    The Children's Place Retail Stores, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)


                                    168905107
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                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 2009
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             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Ezra Dabah
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     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                7    SOLE VOTING POWER

NUMBER OF            1,643,250
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 3,359,460
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     1,643,250
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,359,460
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,002,710(1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%(1)
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14   TYPE OF REPORTING PERSON

     IN
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---------------------
(1) Does not include 1,618,430 shares of Common Stock that may be deemed to be beneficially owned by certain relatives of Mr. Dabah, including (i) 404,800 shares held by Mr. Dabah's father-in law and mother-in-law, Stanley Silverstein and Raine Silverstein, and certain of their children and grandchildren, (ii) 215,300 shares of Common Stock held by Barbara Dabah, wife of Mr. Dabah's brother, Haim Dabah, both directly and for the benefit of their children or
(iii) 998,330 shares of Common Stock held by Gila Dweck, Mr. Dabah's sister, and her children held both directly and in trust. Other members of Mr. Dabah's family may own additional shares. There is no agreement or understanding with these parties with respect to the voting or disposition of any shares. The Reporting Persons disclaim beneficial ownership of any such shares.

CUSIP NO.:  168905107
1    NAMES OF REPORTING PERSONS

     Renee Dabah
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     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                7    SOLE VOTING POWER

NUMBER OF            104,100
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 4,898,610
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     104,100
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     4,898,610
                     ----------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,002,710(1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%(1)
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14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

      This Amendment No. 4 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 15, 2007, as amended by Amendment No. 1 filed on February 7, 2008, Amendment No. 2 filed on February 21, 2008 and Amendment No. 3 filed on May 15, 2008 with respect to the shares of Common Stock, $0.10 par value per share (the "Common Stock"), of The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"). The Schedule 13D and Amendments No. 1 and No. 2 were filed by Ezra Dabah ("Mr. Dabah"), Renee Dabah ("Mrs. Dabah" and, together with Mr. Dabah, the "Reporting Persons"). Amendment No. 3 was filed by the Reporting Persons and Golden Gate Private Equity, Inc. ("Golden Gate"). Golden Gate has ceased to be a reporting person. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

      The Reporting Persons have entered into a Second Amended and Restated Joint Filing Agreement, dated as of April 24, 2009, a copy of which is filed herewith as Exhibit F to the Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

      Items 4, 5, 6 and 7 are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction.

      As previously disclosed in this Schedule 13D, the Reporting Persons and Golden Gate entered into an understanding with respect to their mutual participation in a potential acquisition of the Company. In May 2008, the Company announced that its review of strategic alternatives would include the potential sale of the Company.

      The Reporting Persons and Golden Gate participated in the Company's sales process, conducted a due diligence review of the Company, and ultimately determined not to submit a formal, binding acquisition proposal, mainly due to the weak debt markets, which had deteriorated during the Company's lengthy nine-month sales process. On February 5, 2009, the Company announced that its Board of Directors had completed its previously announced review of strategic alternatives. Such review did not result in a sale of the Company.

      The Reporting Persons and Golden Gate have no current agreement or understanding with respect to a potential acquisition of the Company. Accordingly, Golden Gate has ceased to be a reporting person under this Schedule 13D.

      The Reporting Persons, as large, long-term shareholders of the Company, remain concerned about the ability of the incumbent management and Board of Directors of the Company to sustain future growth and increase shareholder value, particularly in light of the need for the Company to introduce and implement viable strategies which addresses several important growth opportunities available to the Company. As such, the Reporting Persons are considering their alternatives with respect to their investment in the Company and possible means to maximize shareholder value, including through a possible proxy solicitation to elect directors to the Company's Board of Directors and/or to seek shareholder approval of proposals the Reporting Persons may make. The Reporting Persons will also continue to urge the Board of Directors to change certain senior management of the Company, and promptly replace its interim chief executive officer with a permanent chief executive officer capable of generating and implementing strategies to take advantage of the growth opportunities available to the Company, and in conjunction therewith, the Reporting Persons may propose new candidates for senior management positions. In connection with their consideration of various strategies, the Reporting Persons may contact and discuss with third parties, including other shareholders of the Company, their respective views of the Company, the Company's prospects and possible strategies to maximize shareholder value.

      The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, results and strategic direction, price levels of the common stock, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Persons may, in addition to the foregoing, take such actions with respect to their investment in the Company as they deem appropriate, including, but not limited to: (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by the Reporting Persons, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

        The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

        Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) - (b)

      Based upon the Company's Form 10-K, filed with the Securities and Exchange Commission on April 1, 2009, there were 29,471,432 shares of Common Stock outstanding as of March 26, 2009. Ezra Dabah is the beneficial owner of 5,002,710 shares of Common Stock of the Company, representing 17.0% of the total number of shares outstanding as of March 26, 2009.(1) Mr. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,643,250 of such shares (which includes 272,000 shares that are issuable upon the exercise of outstanding vested options), (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mr. Dabah and others, as custodians or trustees for Mr. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mr. Dabah and his wife as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares owned by Mr. Dabah's wife.

      Renee Dabah, wife of Ezra Dabah, is the beneficial owner of 5,002,710 shares of Common Stock of the Company, representing 17.0% of the total number of shares outstanding as of March 26, 2009.(1) Mrs. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares, (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mrs. Dabah and others, as custodians or trustees for Mrs. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mrs. Dabah and her husband as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 1,643,250 of such shares (which includes 272,000 shares that are issuable to Mrs. Dabah's husband upon the exercise of vested stock options) owned by Mrs. Dabah's husband.

      (c) None.

      (d) N/A.

      (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      5. On April 24, 2009, Ezra Dabah and Renee Dabah entered into a Second Amended and Restated Joint Filing Agreement (the "Second Amended and Restated Joint Filing Agreement"). A copy of the Second Amended and Restated Joint Filing Agreement is filed herewith as Exhibit F and incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

      Exhibit F   Second Amended and Restated Joint Filing Agreement, dated
                  April 24, 2009, by and among Ezra Dabah and Renee Dabah

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            EZRA DABAH

                                            By:    /s/ Ezrah Dabah
                                                   -----------------------------
                                            Name:  Ezra Dabah


                                            RENEE DABAH

                                            By:    /s/ Renee Dabah
                                                   -----------------------------
                                            Name:  Renee Dabah

Dated: April 24, 2009

                                                                       EXHIBIT F

         SECOND AMENDED AND RESTATED SCHEDULE 13D JOINT FILING AGREEMENT

      The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

      (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

      (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


                                          EZRA DABAH


                                          By:   /s/ Ezrah Dabah
                                                ------------------------------
                                          Name: Ezra Dabah


                                          RENEE DABAH


                                          By:   /s/ Renee Dabah
                                                ------------------------------
                                          Name: Renee Dabah

Dated: April 24, 2009